SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Martin Marietta Materials, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

573284106

(CUSIP Number of Class of Securities)

Daniel S. Loeb

Third Point LLC

390 Park Avenue

New York, NY 10022

(212) 224-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Robert C. Schwenkel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8167

May 7, 2007

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 573284106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Third Point LLC I.D. #13-3922602
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,985,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,985,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,985,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. 573284106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,985,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,985,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,985,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON*

IN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb, an individual (“Mr. Loeb”, and together with the Management Company, the “Reporting Persons”) and amends the Schedule 13D filed on December 11, 2006, (the “Original 13D”, and together with Amendment No. 1 thereto previously filed on February 12, 2007, and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 relates to the Common Stock, par value $0.01 per share, of Martin Marietta Materials, Inc., a North Carolina corporation (the “Company”). Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”). The Funds directly own the Common Stock to which this Amendment No. 2 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Funds expended an aggregate of approximately $190,525,507 of their own investment capital to acquire the 1,985,000 shares of Common Stock held by them as of the time of this Amendment No. 2.

The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the time of this Amendment No. 2, the Management Company beneficially owns 1,985,000 shares of Common Stock which represents 4.5% of the 43,790,318 shares of Common Stock outstanding as of March 16, 2007, as reported in the Company’s Notice of 2007 Annual Meeting of Shareholders and Proxy Statement on Schedule 14A.

(b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,985,000 shares of Common Stock beneficially owned by the Funds.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

4

All of the transactions set forth on Schedule A were effected in open market transactions. Except as set forth on Schedule A, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) On May 8, 2007 the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock. Accordingly, this Schedule 13D is hereby terminated, and this Amendment No. 2 constitutes the final amendment hereto.

[Signatures on following page]

5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2007

THIRD POINT LLC

By:	Daniel S. Loeb,
Chief Executive Officer

By:	/s/ Justin Nadler
Name:	Justin Nadler
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ Justin Nadler
Name:	Justin Nadler
Title:	Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D

WITH RESPECT TO MARTIN MARIETTA MATERIALS, INC.]

Schedule A

(Transactions by the Funds in Common Stock

during the past 60 days)

Date	Transaction	Shares	Price Per Share($)
5/9/07	Sell	(150,000)	148.06

5/9/07	Sell	(15,000)	148.47

5/8/07	Sell	(115,000)	148.16

5/7/07	Sell	(160,000)	149.96

5/7/07	Sell	(100,000)	149.93

5/4/07	Sell	(50,000)	149.35

4/30/07	Sell	(20,900)	145.82

4/30/07	Buy	20,900	145.82

3/30/07	Sell	(16,200)	135.20

3/30/07	Buy	16,200	135.20

3/16/07	Sell	(75,000)	126.78

3/15/07	Sell	(40,000)	126.83

3/15/07	Sell	(50,000)	126.65

3/14/07	Sell	(35,000)	125.33

3/14/07	Sell	(52,500)	125.13

3/13/07	Sell	(72,500)	124.56

3/13/07	Sell	(25,000)	123.78